Exhibit 99.3

ABRIDGEMENT CERTIFICATE

PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

I, Roch Vailancourt, General Counsel of HEXO Corp. (the Corporation), hereby certify for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that in connection with the meeting of holders of the Corporation’s common shares to be held on March 8, 2022 (the Meeting), the Corporation:

(a)

has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements set forth in Sections 2.9 and 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101);

(b)	has arranged to have carried out all of the requirements under NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of certain of the time periods specified in NI 54-101.

DATED as of the 14th day of February, 2022.

HEXO CORP.

Per:	(signed) “Roch Vaillancourt”
Roch Vaillancourt
General Counsel